TDC Receives Extraordinary Dividend from Belgacom

COPENHAGEN, Denmark, Dec. 10, 2002 (PRIMEZONE) -- TDC (NYSE:TLD):

Belgacom has decided to distribute EUR 570m from accumulated reserves to its shareowners as from December 11, 2002.

Through ADSB, TDC owns 16.5% of Belgacom. Today, ADSB has decided to redistribute this dividend and consequently TDC will receive approximately EUR 94m (DKK 0.7bn).

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